Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALINGS IN SECURITIES In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements") shareholders are advised that an Executive and Prescribed Officer of the Company, Mr. LB Mokoatle, sold Gold Fields shares on the open market. Details of the transactions are set out below: Name of Executive/ Prescribed Officer LB Mokoatle Nature of transaction On market sale of shares Transaction Date 29 June 2023 Number of Shares 103 Class of Security Ordinary Shares Price per Share R254.16 Total Value R26,178.48 Nature of interest Direct and Beneficial In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities was obtained. 3 July 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd